Exhibit 99.5
Sun Life Financial Inc.
Earnings Coverage Ratio
For the 12 months ended June 30, 2007
This calculation of the earnings coverage ratio of Sun Life Financial Inc. (the “Company”) is filed pursuant to Section 8.4 of National Instrument No. 44-102 as an exhibit to the Company’s interim consolidated financial statements for the period ended June 30, 2007, in connection with the MTN program established by the Company under its prospectus supplement dated June 22, 2006 to a short form base shelf prospectus dated November 4, 2005 and the MTN program established by the Company under its prospectus supplement dated March 12, 2007 to a short form base shelf prospectus dated March 12, 2007.
The pro forma interest requirement on the Company’s outstanding indebtedness was $364,300,000 for the 12 months ended June 30, 2007. The Company’s earnings before interest and income tax for the 12 months ended June 30, 2007 were $3,113,000,000, which are 8.6 times the Company’s interest requirements for that period.
The earnings coverage ratio was calculated to exclude interest on $29.4 million of notes that will become due on December 15, 2007, as they are classified as current liabilities. If these notes had been classified as long term debt for the purposes of calculating the earnings coverage ratio, the amount of the interest relating to those notes would have been reflected in the calculation of the Company’s interest requirements. If the interest of $2.1 million that relates to these notes had been included in the calculation of the earnings coverage ratio, the ratio would have been 8.5 for the 12 months ended June 30, 2007.